# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Klaviyo, Inc., CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 11/09/2024
Amends the filing with accession number 0001341004-23-000363
Filed by CIK 0001594805
Persons authorized to receive notices and communications: Shopify Strategic Holdings 3, 251 Little Falls Drive, Wilmington, Delaware (DE), 19808, 6132416868

## Reporting persons
- Shopify Strategic Holdings 3 LLC (CIK 0001993562): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 30,994,372; sole dispositive power 0; shared dispositive power 30,994,372; aggregate amount beneficially owned 30,994,372 (25.51% of the class)
- Shopify Inc. (CIK 0001594805): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 0; shared voting power 30,994,372; sole dispositive power 0; shared dispositive power 30,994,372; aggregate amount beneficially owned 30,994,372 (25.51% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Klaviyo, Inc.
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, Massachusetts (MA), 02110
Comment:
Explanatory Note

This Amendment No. 2 (the "Amendment No. 2") to the Schedule 13D filed on December 11, 2023, as amended by Amendment No. 1 filed on July 30, 2024, (together, the "Schedule 13D") is being filed to report changes in the beneficial ownership reported by the Reporting Persons due to (i) the vesting of 344,381 and 344,382 Warrants on October 28, 2024 and January 28, 2025, respectively, and (ii) changes in the total number of Series A Common Stock outstanding since the filing of Amendment No.1 to the Schedule 13D.

All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D:

On October 28, 2024 and January 28, 2025, 344,381 and 344,382 of the Warrants held by SSH 3, respectively, vested and became exercisable for an equal number of shares of Series B Common Stock. SSH 3 exercised these Warrants on October 28, 2024 and February 21, 2025, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Series A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2 and are incorporated herein by reference. As of the date hereof, SSH 3 and Shopify Inc. beneficially own 30,994,372 shares of Series A Common Stock, representing approximately beneficial ownership of 25.51% of the outstanding Series A Common Stock, consisting of: (i) 15,251,198 shares of Series B Common Stock held directly by SSH 3 and (ii) the Investment Option held by SSH 3, which is exercisable for an additional 15,743,174 Series B Common Stock. Each share of Series B Common Stock is convertible into one share of Series A Common Stock at any time at the option of the holder thereof.

Calculations of the percentage of the shares of Series A Common Stock beneficially owned by the Reporting Persons is based on (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, based on information set forth in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 19, 2025, (ii) 15,251,198 shares of Series A Common Stock issuable upon the conversion of Series B Common Stock held directly by SSH 3, where each share of Series B Common Stock is convertible into one share of Series A Common Stock, and (iii) the Investment Option held by SSH 3 to purchase 15,743,174 shares of Series B Common Stock, where each share of Series B Common Stock is convertible into one share of Series A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of shares of Series A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 2 and are incorporated herein by reference. As of the date hereof, SSH 3 and Shopify Inc. beneficially own 30,994,372 shares of Series A Common Stock, representing approximately beneficial ownership of 25.51% of the outstanding Series A Common Stock, consisting of: (i) 15,251,198 shares of Series B Common Stock held directly by SSH 3 and (ii) the Investment Option held by SSH 3, which is exercisable for an additional 15,743,174 Series B Common Stock. Each share of Series B Common Stock is convertible into one share of Series A Common Stock at any time at the option of the holder thereof.

Calculations of the percentage of the shares of Series A Common Stock beneficially owned by the Reporting Persons is based on (i) 90,501,471 shares of Series A Common Stock outstanding as of February 14, 2025, based on information set forth in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 19, 2025, (ii) 15,251,198 shares of Series A Common Stock issuable upon the conversion of Series B Common Stock held directly by SSH 3, where each share of Series B Common Stock is convertible into one share of Series A Common Stock, and (iii) the Investment Option held by SSH 3 to purchase 15,743,174 shares of Series B Common Stock, where each share of Series B Common Stock is convertible into one share of Series A Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no transaction in Series A Common Stock has been effected by any of the Reporting Persons within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Annex A - Executive Officers and Directors of Shopify Inc.

## Signatures
- Shopify Strategic Holdings 3 LLC: /s/ Jason Kilpela, Jason Kilpela, Director (02/21/2025)
- Shopify Inc.: /s/ Michael L. Johnson, Michael L. Johnson, Secretary (02/21/2025)